UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

March 28, 2008
(Date of Report, date of earliest event reported)

Stage Stores, Inc.
(Exact name of registrant as specified in its charter)

1-14035
(Commission File Number)

NEVADA	**91-1826900**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)
10201 Main Street, Houston, Texas	**77025**
(Address of principal executive offices)	(Zip Code)

(800) 579-2302
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12 under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.   **Departure of Directors or Principal Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers**

(b)   **Retirement of Executive Vice President and Vice Chairman of the Board**

On March 28, 2008, Michael E. McCreery, an Executive Vice President and the Vice Chairman of the Board of Stage Stores, Inc. (the "Company"), retired after seven years with the Company.

(d)   **Election of New Director**

On March 28, 2008, the Board of Directors of the Company elected Andrew T. Hall, the Company's President and Chief Operating Officer, to the Board to fill the vacancy created by the retirement of Mr. McCreery. Mr. Hall joined the Company in February 2006 as President and Chief Operating Officer. He served as Chairman of Foley's, a Houston-based division of Federated Department Stores, Inc., from June of 2003 to February of 2006. As Mr. Hall is the Company's President and Chief Operating Officer and is therefore not independent, as independence is defined by the New York Stock Exchange, he will not serve on any committees of the Board of Directors.

(e)   **Compensatory Arrangements of Certain Officers**

On March 28, 2008, the Compensation Committee of the Board of Directors of Stage Stores, Inc. (the "Company") and the Company's Board of Directors took the following actions with respect to the compensation of our Named Executive Officers:

Base Salaries. There were no base salary adjustments.

Bonuses. The following discretionary bonuses were awarded for performance during the 2007 fiscal year:

Name	Bonus
James R. Scarborough	$175,000
Andrew T. Hall	$79,625
Michael E. McCreery	$60,375
Edward J. Record	$52,325
Dennis E. Abramczyk	None
Cynthia S. Murray	$65,565

Long-Term Incentive Compensation Awards. The following long-term incentive ("LTI") awards were granted under our Amended and Restated 2001 Equity Incentive Plan:

2008 LTI Awards

Name	Performance Shares (1)	Stock Appreciation Rights (2)
Mr. Scarborough	None	None
Mr. Hall	26,000	86,000
Mr. Record	15,000	45,000
Mr. Abramczyk	None	None
Ms. Murray	12,000	36,000

(1) The Performance Shares cliff vest after a three-year measurement performance cycle (the "Performance Cycle") which began on the first business day of the Company's current fiscal year (February 4, 2008) and ends on the last business day of the Company's 2010 fiscal year (January 28, 2011). The number of Performance Shares earned will be based on the Company's total shareholder return relative to the performance group of companies established by the Compensation Committee (the "Performance Group"). The number of shares reflected in the table above is the "Target Shares", which means the number of shares of the Company's common stock the Named Executive Officer will earn (and receive) at the end of the Performance Cycle if the Company's results are in the middle (fiftieth percentile) of the Performance Group.

(2) The Stock Appreciation Rights ("SARS") have a grant price of $15.87 and vest ratably over a four year period (i.e. 25% per year).

Performance Shares. No Performance Shares granted under our Amended and Restated 2001 Equity Incentive Plan in 2005 were awarded as a result of the completion of a three year Performance Cycle that began on the first business day of the 2005 fiscal year (January 31, 2005) and ended on the last business day of the 2007 fiscal year (February 1, 2008) as the performance metrics were not met.

Establishment of 2008 Senior Executive Incentive Bonus Plan. The annual cash incentive opportunities for the Named Executive Officers under the 2008 Executive Incentive Bonus Plan were approved. The bonus targets for all Named Executive Officers, namely, Mr. Scarborough, Mr. Hall, Mr. Record, Mr. Abramczyk and Ms. Murray remain at 100%, 70%, 65%, 60% and 60% of base salary, respectively.

Item 8.01.   Other Events

On March 31, 2008, Stage Stores, Inc. issued a News Release announcing the appointment of Andrew Hall to the Board of Directors to fill the seat vacated by Michael McCreery, who retired from the Board on March 28, 2008. A copy of the News Release is attached to this Form 8-K as Exhibit 99.

Item 9.01.   Financial Statements and Exhibits.

(d) Exhibits.

99   News Release issued by Stage Stores, Inc. on March 31, 2008 announcing the appointment of Andrew Hall to the Board of Directors to fill the seat vacated by Michael McCreery, who retired from the Board on March 28, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STAGE STORES, INC.

April 3, 2008   /s/ Edward J. Record
   (Date)   Edward J. Record
                                                  Executive Vice President and
                                                  Chief Financial Officer